Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Pricing Supplement dated December 10, 2012

$[—] Buffered SuperTrack Notes due December 17, 2015 Linked to the Performance of the Dow Jones-UBS Commodity IndexSM Global Medium-Term Notes, Series A, No. C-482

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	December 13, 2012*

Issue Date:	December 18, 2012*

Final Valuation Date:	December 14, 2015**

Maturity Date:	December 17, 2015***

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	Dow Jones-UBS Commodity IndexSM (the “Index”) (Bloomberg ticker symbol “DJUBS <Index>”)

Maximum Return:	23.00% - 27.00%*** *** The actual Maximum Return will be determined on the Initial Valuation Date and will not be less than 23.00%

Participation Rate:	100%

Initial Level:	[—], the Index Closing Level of the Reference Asset on the Initial Valuation Date.

Final Level:	The Index Closing Level of the Reference Asset on the Final Valuation Date.

Payment at Maturity:

If the Index Return is greater than 0%, you will receive (subject to our credit risk) a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount, (ii) the Participation Rate and (iii) the Index Return, subject to the Maximum Return:

$1,000 + [$1,000 × Participation Rate × Index Return]

If the Index Return is less than or equal to 0.00% and equal to or greater than -15.00%, you will receive (subject to our credit risk) the principal amount of your Notes; and

If the Index Return is less than -15.00%, you will receive (subject to our credit risk) a cash payment equal to the principal amount of your Notes plus the product of (i) 100% of your principal amount and (ii) the Index Return plus 15%, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Index Return + 15%)]

If the Index declines by more than 15.00% from the Initial Level to the Final Level, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -15.00%. You may lose up to 85.00% of your principal. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Buffer Percentage:	15%

Index Closing Level:	The closing level of the Index published at the regular weekday close of trading on the relevant valuation date as displayed on Bloomberg Professional® service page “DJUBS<Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying Prospectus Supplement.

Change in Law Redemption Event:	Upon the occurrence of a Change in Law (as defined below) that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein at the redemption amount on the redemption date. See “Change in Law Redemption Event” in this preliminary pricing supplement.

Hedging Disruption Redemption Event:	Upon the occurrence of a Hedging Disruption Event (as defined below), we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion at the redemption amount on the redemption date. See “Hedging Disruption Redemption Event” in this preliminary pricing supplement.

Redemption Amount:	In the case of a Change in Law Redemption Event or a Hedging Disruption Redemption Event, the redemption amount will be equal to an amount determined in good faith in a commercially reasonable manner by the Calculation Agent, in its sole discretion, taking into account the latest available quotations for the Index, the futures contracts comprising the Index and any other information that it deems relevant.

Redemption Date:	The third business day following the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes pursuant to a Change in Law Redemption Event or Hedging Disruption Redemption Event (the “Notice Date”).

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TLJ4 and US06741TLJ42

*	Expected. In the event that we make any changes to the expected initial valuation date and issue date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.
**	Subject to postponement in the event of a market disruption event and as described under “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.
***	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [—]% of the principal amount of the notes, or $[—] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Index Return?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000 with a hypothetical initial level of 142.0965 and a hypothetical maximum return of 23%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity (per $1,000 principal amount Note)	Total Note Return on the Notes
284.1930	100.00%	$1,230.00	23.00%
269.9834	90.00%	$1,230.00	23.00%
255.7737	80.00%	$1,230.00	23.00%
241.5641	70.00%	$1,230.00	23.00%
227.3544	60.00%	$1,230.00	23.00%
213.1448	50.00%	$1,230.00	23.00%
198.9351	40.00%	$1,230.00	23.00%
184.7255	30.00%	$1,230.00	23.00%
174.7787	23.00%	$1,230.00	23.00%
170.5158	20.00%	$1,200.00	20.00%
163.4110	15.00%	$1,150.00	15.00%
156.3062	10.00%	$1,100.00	10.00%
149.2013	5.00%	$1,050.00	5.00%
142.0965	0.00%	$1,000.00	0.00%
134.9917	-5.00%	$1,000.00	0.00%
127.8869	-10.00%	$1,000.00	0.00%
120.7820	-15.00%	$1,000.00	0.00%
113.6772	-20.00%	$950.00	-5.00%
99.4676	-30.00%	$850.00	-15.00%
85.2579	-40.00%	$750.00	-25.00%
71.0483	-50.00%	$650.00	-35.00%
56.8386	-60.00%	$550.00	-45.00%
42.6290	-70.00%	$450.00	-55.00%
28.4193	-80.00%	$350.00	-65.00%
14.2097	-90.00%	$250.00	-75.00%
0.0000	-100.00%	$150.00	-85.00%

PPS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the index increases from an initial level of 142.0965 to a final level of 149.2013.

Because the final level of 149.2013 is greater than the initial level of 142.0965 and the index return of 5% multiplied by the participation rate of 100% does not exceed the maximum return, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

The total return on the Notes is 5.00%.

Example 2: The level of the index increases from an initial level of 142.0965 to a final level of 255.7737.

Because the final level of 255.7737 is greater than the initial level of 142.0965 and the index return of 80% multiplied by the participation rate of 100% exceeds the maximum return, the investor receives a payment at maturity of $1,230.00 per $1,000 principal amount Note, the maximum payment on the Notes.

The total return on the Notes is 23.00%.

Example 3: The level of the index decreases from an initial level of 142.0965 to a final level of 134.9917.

Because the final level of 134.9917 has declined from the initial level of 142.0965 and the index return of -5% is not less than -15%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

The total return on the Notes is 0.00%.

Example 4: The level of the index decreases from an initial level of 142.0965 to a final level of 113.6772.

Because the final level of 113.6772 has declined from the initial level of 142.0965 by -20% (which is a decline that is greater than -15%), the investor will receive a payment at maturity of $950 per $1,000 principal amount Note.

$1,000 + [$1,000 × (-20.00% + 15.00%)] = $950.00

The total return on the Notes is -5.00%.

Example 5: The level of the index decreases from an initial level of 142.0965 to a final level of 28.4193.

Because the final level of 28.4193 has declined from the initial level of 142.0965 by -80% (which is a decline that is greater than -15%), the investor will receive a payment at maturity of $350.00 per $1,000 principal amount Note.

$1,000 + [$1,000 × (-80.00% + 15.00%)] = $350.00

PPS-3

The total return on investment of the Notes is -65.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of market disruption events that may affect the reference asset, see “Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities”;

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Appreciation Potential—If the Index Return is positive, the payment at maturity of the Notes (subject to our credit risk) will provide you with a return on the Notes equal to the Index Return multiplied by the Participation Rate, up to the Maximum Return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Limited Protection (Subject to Our Credit Risk) Only at Maturity and Only to the Extent Afforded by the Buffer Percentage—If the Index Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Level of the Index declines from the Initial Level of the Index. If the Final Level declines from the Initial Level by more than 15.00%, you will lose an amount equal to 1% of the principal amount of your Notes for every 1% that the Index Return falls below -15.00%. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•

Diversification Among Components of the Dow Jones-UBS Commodity IndexSM—The return on the Notes is linked to the Dow Jones-UBS Commodity IndexSM. The Dow Jones-UBS Commodity IndexSM is composed of the prices of twenty exchange-traded futures contracts on physical commodities. For additional information about the Index, see the information set forth below under “Description of Reference Asset—The Dow Jones-UBS Commodity IndexSM”.

•

We May, But Are Not Obligated to, Redeem the Notes Upon the Occurrence of a Change in Law Redemption Event or Hedging Disruption Event—We have the right to redeem or “call” your Notes without your consent at our sole discretion upon the occurrence of a Change in Law Redemption Event or a Hedging Disruption Event (both events as described below). See “Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Index, and Therefore the Value of the Notes.”

If we exercise our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment. Our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event may also adversely impact your ability to sell your Notes, and/or the price at which you may be able to sell your Notes, following the occurrence of such Change in Law Redemption Event or Hedging Disruption Event.

Moreover, even if such legislative, regulatory or other market changes do not result in a Change in Law Redemption Event or Hedging Disruption Event, or we do not exercise our right to redeem the Notes, the restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the contracts underlying the Index, which could adversely affect the prices of such contracts and, in turn, the return on and the value of the Notes.

Our right to redeem the Notes does not mean that you have any right to require us to repay your Notes prior to maturity.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

PPS-4

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that you should be treated as if you owned the underlying components of the Index. Under such a characterization, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to the portion of your Notes that reflects the performance of regulated futures contracts. If Section 1256 were to apply to such portion of your Notes, gain or loss recognized with respect to such portion of your Notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark such portion of your Notes to market at the end of each taxable year (i.e., recognize gain or loss as if the relevant portion of the Notes had been sold for fair market value).

It is also possible that you could be required to recognize gain or loss, at least some of which is likely to be short-term capital gain or loss, each time (i) a futures contract that is tracked by the Index rolls or (ii) there is an adjustment to the notional portfolio tracked by the Index.

It is also possible that the Internal Revenue Service could assert that your Notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because (i) a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible, and (ii) the executory contract tracks the value of collectibles only to a limited extent. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes” in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest or Pay Interest at a Low Rate”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level; and

PPS-5

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative, whether the Index Return times the Participation Rate exceeds the Maximum Return and whether the Index Return falls below -15.00%. If the Index Return falls below -15.00%, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -15.00%. You may lose up to 85.00% of your principal.

•

Any Positive Return on the Notes Will Not Exceed the Maximum Return—If the Index Return is greater than 0%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return multiplied by $1,000.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event By Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In On Behalf of Our Customers or For Proprietary Accounts—We and our affiliates expect to engage in trading activities related to the index components (including the underlying physical commodities), futures or options on index components or the Index, or other derivative instruments with returns linked to the performance of index components or the Index, which activities would be unrelated to the Notes. We may engage in these trading activities in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management, as well as for our and our affiliates’ proprietary accounts. These trading activities may contribute to our aggregate holding of a particular commodity, or derivatives based on prices of that commodity, to which the Index also relates, which may be subject to a specified position limit set by a regulatory or self-regulatory body, including any exchange or trading facility. Under the terms of the Notes, we may redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event (as defined herein), which may include when Hedge Positions (as defined herein) would contribute to the breach of such applicable position limits. See “Hedging Disruption Redemption Event” for more information. We are under no obligation to cease or otherwise restrict our trading activities that we and our affiliates may engage in on behalf of customers or for proprietary accounts in order to avoid breaching such position limits and to avoid the occurrence of a Hedging Disruption Event. As a result, these trading activities unrelated to the Notes may result in increasing the likelihood of a Hedging Disruption Redemption Event occurring during the term of the Notes.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level on the Final Valuation Date—The Final Level of the Index will be based solely on the Index Closing Level on the Final Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop. Although the level of the Index on the Maturity Date or at other times during the life of your Notes may be higher than the Final Level of the Index on the Final Valuation Date, you will not benefit from any increases in the level of the Index other than the increase, if any, in the level of the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the Final Level is greater than the Initial Level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return multiplied by the principal amount, subject to early redemption and subject to the creditworthiness of the issuer.

•	No Interest or Other Rights—As a holder of the Notes, you will not receive interest payments.

•

You Will Not Have Rights in the Futures Contracts Underlying the Index—As a holder of the Notes, you will not have any rights in the futures contracts that comprise the components underlying the Index. Your Notes will be paid in cash, and you will have no right to receive delivery of any underlying commodity.

•

The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Final Level on the Final Valuation Date as Compared to the Initial Level on the Initial Valuation Date—The Final Level of the Index will be based solely on the Index Closing Level on the Final Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the level of the Index fell precipitously on the Final Valuation Date, the payment at maturity that you will receive for your Notes (subject to our credit risk) may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.

•

Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

PPS-6

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Our Right to Use the Index May Be Suspended or Terminated—We have been granted, or will be granted, a non-exclusive right to use the Index and related trademarks or service marks in connection with the Notes. If we breach our obligations under any license, the sponsor with respect to the Index may have the right to terminate the license. If the sponsor chooses to terminate a license agreement, we may no longer have the right under the terms of the license agreement to use the Index and related trademarks or service marks in connection with the Notes. If our right to use the Index is suspended or terminated for any reason, it may become difficult for us to determine the level of the Index and consequently the amounts payable on your Notes. The calculation agent in this case will determine, in its sole discretion, the Index Closing Level or the amount payable in respect of your Notes.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index and its components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the prices of commodities underlying the Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Prices of Commodities are Highly Volatile and May Change Unpredictably—Commodities prices are highly volatile and, in many sectors, experienced in the months following September 2008 unprecedented historical volatility. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Index or its components and, as a result, the market value of the Notes, and the amount you will receive at maturity or upon redemption.

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Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some cases, and prices have experienced unprecedented volatility since that time. In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of the Index and, as a result, the market value of the Notes.

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Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index on the Final Valuation Date—The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the Index and, accordingly, and the payment you receive at maturity or upon redemption.

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Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index, therefore, the value of the Notes.

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Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Index, and Therefore the Value of the Notes—The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted. While the CFTC has proposed and adopted many of the required regulations, the Dodd-Frank regulatory scheme has not yet been implemented and the ultimate nature, scope and impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation and the CFTC has adopted such rules, although they have not yet become effective. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make

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participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. Industry trade groups have filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits, and the outcome of that litigation is yet to be seen as of the date of this filing. If the CFTC prevails in the lawsuit and the rules on position limits are upheld, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity and increase market volatility in the commodities futures contracts that underlie the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon redemption. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority, the successor to the Committee of European Securities Regulators, which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts that underlie the Index Components, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon redemption.

Description of the Reference Asset

The Dow Jones-UBS Commodity IndexSM

We have derived all information contained in this preliminary pricing supplement regarding the Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index”), including, without limitation, its make up, its method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, UBS Securities LLC (“UBS”), and S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) (together, the “index sponsors”).

UBS Securities LLC (“UBS”) acquired AIG Financial Product Corp.’s commodity business as of May 6, 2009. As such, the Dow Jones-AIG Commodity Indexes were re-branded as the Dow Jones-UBS Commodity Indexes as of May 7, 2009. The Dow Jones-UBS Commodity Indexes have an identical methodology to the Dow Jones-AIG Commodity Indexes and take the identical form and format of the Dow Jones-AIG Commodity Indexes. In addition to changing the index names to reflect the Dow Jones-UBS brand, the suggested ticker symbols were modified.

In addition, according to publicly available information, as of March 18, 2010, CME Group Inc. and Dow Jones & Company, Inc. announced the launch of a new joint venture company, CME Group Index Services LLC (“CME Indexes”). CME Group Inc. has a 90% ownership interest and Dow Jones & Company, Inc. has a 10% ownership interest in CME Indexes. More information relating to the joint venture will be available publicly at a later date.

According to publicly available information, on July 2, 2012, the McGraw-Hill Companies (“McGraw-Hill”) and the CME Group announced the launch of S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”), a joint venture that combines the two index brands, S&P Indices and Dow Jones Indexes. Under the terms of the joint venture, McGraw-Hill owns 73% of S&P Dow Jones Indices, CME Group owns 24.4% through its affiliates, and Dow Jones & Company, Inc. indirectly owns 2.6%.

The DJ-UBS Commodity Index is calculated and published by S&P Dow Jones Indices, in each case, in conjunction with UBS (together, the “index sponsors”). In connection with any offering of securities, neither we nor any of our agents or dealers have participated in the preparation of the information described in the first paragraph of this section or made any due diligence inquiry with respect to the index sponsors. Neither we nor any of our agents or dealers makes any representation or warranty as to the accuracy or completeness of such information or any other publicly available information regarding the DJ-UBS Commodity Index or the index sponsors.

You, as an investor in the Notes, should make your own investigation into any Index and the index sponsors. The index sponsors are not involved in any offer of securities in any way and have no obligation to consider your interests as a holder of the Notes. The index sponsors have no obligation to continue to publish the DJ-UBS Commodity Index and may discontinue or suspend publication of any Index at any time in their sole discretion.

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One or more of UBS and its affiliates may engage in trading in futures contracts and options on futures contracts on the commodities that underlie the DJ-UBS Commodity Index, as well as commodities, including commodities included in the DJ-UBS Commodity Index, the DJ-UBS Commodity Index, related indexes and sub-indexes of the DJ-UBS Commodity Index, and other investments relating to commodities included in the DJ-UBS Commodity Index, related indexes and sub-indexes of the DJ-UBS Commodity Index on a regular basis as part of its general business, for proprietary accounts, for other accounts under management, to facilitate transactions for customers or to hedge obligations under products linked to the DJ-UBS Commodity Index, related indexes or sub-indexes of the DJ-UBS Commodity Index. Although they are not intended to, any of these activities could adversely affect the market price of the DJ-UBS Commodity Index components or the value of the DJ-UBS Commodity Index, related indexes and sub-indexes of the DJ-UBS Commodity Index. It is possible that one or more of UBS and its affiliates could receive substantial returns from these hedging activities while the market value of the commodities that underlie the DJ-UBS Commodity Index and the value of the DJ-UBS Commodity Index, related indexes or sub-indexes of the DJ-UBS Commodity Index decline.

With respect to any of the activities described above, neither UBS nor its affiliates has any obligation to take into consideration at any time the needs of any buyer, seller, holder, issuer, market maker of any product linked to the DJ-UBS Commodity Index, including the notes.

UBS or its affiliates may also issue or underwrite securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing.

Historical performance of the DJ-UBS Commodity Index is not an indication of future performance. Future performance of the DJ-UBS Commodity Index may differ significantly from historical performance, either positively or negatively.

Information contained on certain websites mentioned below is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or the accompanying prospectus supplement and prospectus.

Commodity Futures Markets

As discussed in the description of the DJ-UBS Commodity Index below, the DJ-UBS Commodity Index is composed of one or more futures contracts on physical commodities. Futures contracts on physical commodities and commodity indices are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities and commodity indices are traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Indices are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of cash based on the level of the index at settlement or liquidation of the contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market”.

Futures contracts are traded on organized exchanges, known as “designated contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant”, which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling”. For example, a market participant with a long position in November crude oil futures that wishes to maintain a position in the nearest delivery month will, as

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the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodities Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description

DJ-UBS Commodity Index - Overview

The DJ-UBS Commodity Index is a non-proprietary index that is designed to be a benchmark for commodities as an asset class. It is composed of futures contracts on physical commodities and is intended to reflect the returns that are potentially available through an unleveraged investment in those contracts.

Four Main Principles Guiding the Creation of the DJ-UBS Commodity Index

The DJ-UBS Commodity Index was created using the following four main principles:

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Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the DJ-UBS Commodity Index uses both liquidity data and U.S. dollar-weighted production data in determining the relative quantities of included commodities. The DJ-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJ-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Accordingly, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The DJ-UBS Commodity Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

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Diversification. A second major goal of the DJ-UBS Commodity Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the DJ-UBS Commodity Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

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Continuity. A third goal of the DJ-UBS Commodity Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the DJ-UBS Commodity Index from year to year. The DJ-UBS Commodity Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the DJ-UBS Commodity Index.

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Liquidity. Another goal of the DJ-UBS Commodity Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the DJ-UBS Commodity Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the DJ-UBS Commodity Index, its creators and owners and there can be no assurance that these goals will be reached by the index sponsors.

Oversight of the DJ-UBS Commodity Index

The index sponsors use a two-tier structure, comprised of a Supervisory Committee and an Advisory Committee, to oversee the DJ-UBS Commodity Index. The purpose of the two-tier structure is to expand the breadth of input into the decision-making process in respect of the DJ-UBS Commodity Index, while also providing a mechanism for more rapid reaction in the event of any market disruptions or extraordinary change in market conditions that may affect the DJ-UBS Commodity Index.

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The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by S&P Dow Jones Indices. The Supervisory Committee will make all final decisions relating to the DJ-UBS Commodity Index, given any advice and recommendations from the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory Committee and the Advisory Committee meet annually to consider any changes to be made to the DJ-UBS Commodity Index for the coming year. These committees may also meet at other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the DJ-UBS Commodity Index.

As described in more detail below, the DJ-UBS Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the DJ-UBS Commodity Index are determined each year by UBS under the supervision of the Supervisory Committee, announced after approval by the Supervisory Committee and implemented the following January. The composition of the DJ-UBS Commodity Index for 2012 was approved by the Supervisory Committee and announced in October 2011.

Composition of the DJ-UBS Commodity Index

Commodities Available for Inclusion in the DJ-UBS Commodity Index

A number of commodities have been selected that are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the DJ-UBS Commodity Index and which are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”) and the contract for Brent Crude Oil, each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. The 23 potential commodities currently considered for inclusion in the DJ-UBS Commodity Index are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 20 DJ-UBS Commodity Index commodities selected for 2012 are as follows: aluminum, Brent crude oil, coffee, copper, corn, cotton, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, WTI crude oil and zinc.

Designated Contracts for Each Commodity

A futures contract known as a designated contract is selected for each commodity. Where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, UBS has historically selected the futures contract that is traded in North America and denominated in dollars (except in the case of the commodities for which LME contracts have been selected). When more than one such contract has existed, UBS has selected the most actively traded contract. Although there is no current intention to do so, UBS may in the future select contracts that are traded outside of the United States or are traded in currencies other than the U.S. dollar. The process is reviewed by the Supervisory Committee and the Advisory Committee. Data concerning this designated contract will be used to calculate the DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract.

The DJ-UBS Commodity Index Is a Rolling Index

The DJ-UBS Commodity Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The roll for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position, and the DJ-UBS Commodity Index is a “rolling index”.

A “DJ-UBS Business Day” is a day on which the sum of the DJ-UBS Commodity Index Percentages (as defined in the section entitled “—Determination of Composition and Weightings of the DJ-UBS Commodity Index” below) for the DJ-UBS Commodity Index commodities that are open for trading is greater than 50%. For example, based on the weighting of the DJ-UBS Commodity Index commodities for 2011, if the CME Group which, following CME’s merger with the CBOT in July 2007, now includes the CBOT and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-UBS Business Day will not exist.

Determination of Composition and Weightings of the DJ-UBS Commodity Index

The composition and weighting of the DJ-UBS Commodity Index is determined by UBS, under the supervision of the Supervisory Committee, each year.

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In determining which commodities will be included in the DJ-UBS Commodity Index and their relative weightings for a given year, UBS looks to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. For each of the 23 commodities designated for potential inclusion in the DJ-UBS Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the DJ-UBS Commodity Index. The CPP is determined for each commodity by taking a five-year average of world production figures, adjusted by the historic U.S. dollar value of the designated contract, and dividing the result by the sum of such production figures for all commodities which were designated for potential inclusion in the DJ-UBS Commodity Index.

The CLP and the CPP are then combined (using a ratio of 2:1) to establish the DJ-UBS Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the DJ-UBS Commodity Index and their respective percentage weights. The diversification rules are as follows:

•	No related group of commodities designated as a “Commodity Group” may constitute more than 33% of the DJ-UBS Commodity Index. The Commodity Groups are:

•	Energy (currently including crude oil, heating oil, natural gas and unleaded gasoline)

•	Grains (currently including corn, soybeans, and wheat)

•	Industrial Metals (currently including aluminum, copper, nickel and zinc)

•	Livestock (currently including lean hogs and live cattle)

•	Precious Metals (currently including gold and silver)

•	Softs (currently including coffee, cotton and sugar)

•	Vegetable Oils (currently including soybean oil)

•	No single commodity may constitute more than 15% of the DJ-UBS Commodity Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJ-UBS Commodity Index.

•	No single commodity may constitute less than 2% of the DJ-UBS Commodity Index.

Following the annual reweighting and rebalancing of the DJ-UBS Commodity Index in January, the percentage of any single commodity or commodity group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Annual Reweightings and Rebalancings of the DJ-UBS Commodity Index

The DJ-UBS Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the DJ-UBS Commodity Index are determined each year by UBS under the supervision of the Supervisory Committee, after approval by the Supervisory Committee and implemented the following January. The composition of the DJ-UBS Commodity Index for 2012 was approved by the Supervisory Committee and announced in October 2011.

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2012 Designated Contracts and Target Weightings

The 20 DJ-UBS Commodity Index commodities selected for 2012 are as follows: aluminum, Brent crude oil, coffee, copper, corn, cotton, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, WTI crude oil, and zinc. The designated contracts for those commodities, and their target weights, are as follows:

2012 DJ-UBS Commodity Index Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Quote	Target Weighting (%)
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	USD/metric ton	5.88%
Brent Oil	Brent Crude Oil	ICE	1,000 barrels	USD/barrel	5.31%
Coffee	Coffee “C”	NYBOT*	37,500 lbs	U.S. cents/pound	2.57%
Copper	Copper**	COMEX	25,000 lbs	U.S. cents/pound	7.06%
Corn	Corn	CBOT***	5,000 bushels	U.S. cents/bushel	6.67%
Cotton	Cotton	NYBOT*	50,000 lbs	U.S. cents/pound	2.00%
Gold	Gold	COMEX	100 troy oz.	USD/troy oz.	9.79%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	U.S. cents/gallon	3.46%
Lean Hogs	Lean Hogs	CME	40,000 lbs	U.S. cents/pound	2.11%
Live Cattle	Live Cattle	CME	40,000 lbs	U.S. cents/pound	3.63%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	USD/mmbtu	10.77%
Nickel	Primary Nickel	LME	6 metric tons	USD/metric ton	2.58%
Silver	Silver	COMEX	5,000 troy oz.	U.S. cents/troy oz.	2.77%
Soybeans	Soybeans	CBOT***	5,000 bushels	U.S. cents/bushel	7.08%
Soybean Oil	Soybean Oil	CBOT***	60,000 lbs	U.S. cents/pound	3.37%
Sugar	World Sugar No. 11	NYBOT*	112,000 lbs	U.S. cents/pound	3.76%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending	NYMEX	42,000 gal	U.S. cents/gallon	3.41%
Wheat	Wheat	CBOT***	5,000 bushels	U.S. cents/bushel	4.96%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	USD/barrel	9.69%
Zinc	Special High Grade Zinc	LME	25 metric tons	USD/metric ton	3.12%

*	The New York Board of Trade (NYBOT) was renamed ICE Futures U.S. in September 2007.
**	The DJ-UBS Commodity Index uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting of the DJ-UBS Commodity Index.
***	Following its merger with CME in July 2007, the new entity name for the CBOT is CME Indexes.

Calculation and Publication of the DJ-UBS Commodity Index

The DJ-UBS Commodity Index is calculated by S&P Dow Jones Indices, in conjunction with UBS, by applying the impact of the changes to the prices of index components (based on their relative weightings).

The first step in calculating the DJ-UBS Commodity Index is to calculate the applicable “commodity index multipliers” or “CIMs”. Following application of the diversification rules discussed in the section entitled “—Composition of the DJ-UBS Commodity Index—Determination of Composition and Weightings of the DJ-UBS Commodity Index” above, CIPs are incorporated into the DJ-UBS Commodity Index by calculating the new unit weights for each index component. On a date near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for designated contracts included in the DJ-UBS Commodity Index, are used to determine a CIM for each index component. This CIM is used to achieve the percentage weightings of the index components, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each index component will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Once the CIMs are determined, the calculation of the value of the DJ-UBS Commodity Index is a mathematical process that reflects the performance of each index component.

At present, S&P Dow Jones Indices disseminates the DJ-UBS Commodity Index value approximately every 15 seconds (assuming the DJ-UBS Commodity Index value has changed within such 15-second interval) from 8:00 a.m. to 3:30 p.m., New York City time, and publishes a daily DJ-UBS Commodity Index value at approximately 5:00 p.m., New York City time, on each DJ-UBS Business Day on http://www.djindexes.com, on Reuters page DJUBS and on Bloomberg under the ticker symbol “DJUBS”.

DJ-UBS Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the DJ-UBS Commodity Index may be adjusted in the event that UBS determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the DJ-UBS Commodity Index on that day;

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•	the settlement price of any futures contract used in the calculation of the DJ-UBS Commodity Index reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the DJ-UBS Commodity Index; or

•	with respect to any futures contract used in the calculation of the DJ-UBS Commodity Index that trades on the LME, a DJ-UBS Business Day on which the LME is not open for trading.

Additional information on the DJ-UBS Commodity Index is available on the following website: http://www.djindexes.com.

Historical Closing Levels of the DJ-UBS Commodity Index

Since its inception, the DJ-UBS Commodity Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the DJ-UBS Commodity Index during any period shown below is not an indication that the value of the DJ-UBS Commodity Index is more or less likely to increase or decrease at any time during the term of the Notes.

The DJ-UBS Commodity Index was launched on November 15, 2001. All data relating to the period prior to the launch of the DJ-UBS Commodity Index is an historical estimate by the sponsors using available data as to how the Index may have performed in the pre-launch period based upon the percentage weightings in effect in 2001. Such data does not represent actual performance and should not be interpreted as an indication of actual performance.

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein.

For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule, regulation, or order by any court, tribunal, regulatory authority or exchange, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any applicable law, rule, regulation, order, exemption, position limit or “no-action” position of any regulatory authority or exchange, with competent jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the initial valuation date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body.

Hedging Disruption Redemption Event

We may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event. A “Hedging Disruption Event” means that we determine that we or our affiliates are unable or will become unable, after using commercially reasonable efforts, to either: (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) loans of stock or other securities or (iii) (without limiting the generality of the foregoing) any other instruments or arrangements, in each case of (i) through (iii), the purpose of which is to hedge, individually or on a portfolio basis, a portion or all of our obligations under the Notes (each, a “Hedge Position” and collectively, the “Hedge Positions”), including, without limitation, where such Hedge Positions would contribute to the breach of applicable position limits set by any regulatory or self-regulatory body, including any exchange or trading facility, whether on a standalone basis or as a result of any adjustment(s) to the commodity exposure incurred by us under the Notes; or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of the Hedge Positions or the Notes.

Redemption Notice

If we elect to redeem the Notes following a Change in Law Redemption Event or a Hedging Disruption Event, we will deliver written notice as promptly as possible of such election to redeem to the Depository Trust Company (“DTC”) and to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004 (the “Trustee”) (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the third business day following such deemed final valuation date, subject to market disruption events, at an amount equal to the redemption amount.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 4, 2002 through December 4, 2012. The Index closing level on December 4, 2012 for historical purposes only was 142.0965. The Index closing level on the Initial Valuation Date is [                    ].

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

LICENSE AGREEMENT

The Dow Jones-UBS Commodity IndexesSM are a joint product of DJI Opco, LLC (“DJI Opco”), a subsidiary of S&P Dow Jones Indices LLC, and UBS Securities LLC (“UBS Securities”), and have been licensed for use. Dow Jones® and DJ® are trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”); “UBS” is a registered trademark of UBS AG (“UBS AG”); S&P® is a registered trademark of Standard & Poor’s Financial Services LLC; and these trademarks have been licensed for use by DJI Opco and sublicensed for certain purposes by Barclays Bank PLC.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates to the Licensee is the licensing of certain trademarks, trade names and service marks and of the DJ-UBSCI, which is determined, composed and calculated by DJI Opco in conjunction with UBS Securities without regard to Barclays Bank PLC or the Notes. UBS Securities and DJI Opco have no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating DJ-UBSCI. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash, surrendered or redeemed, as the case may be. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to securities customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities, CME Group Inc., an affiliate of S&P Dow Jones Indices LLC, and their respective subsidiaries

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and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Barclays Bank PLC, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities, CME Group Inc. and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Commodity Index and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity Index and the Notes.

Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates. The information in the preliminary pricing supplement regarding the Dow Jones-UBS Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Commodity Index components in connection with the Notes. None of Dow Jones, UBS AG, UBS Securities, DJI Opco or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES, DJI OPCO OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG UBS SECURITIES, DJI OPCO AND BARCLAYS BANK PLC, OTHER THAN UBS AG AND THE LICENSORS OF DJI OPCO.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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